UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Forbes Energy Services Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

345143200
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000
December 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⌧
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345143200	13D	Page 1 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,160,831[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,160,831[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,831[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

[1]

Represents 1,160,831 shares of common stock, $0.01 par value (“Common Stock”), of Forbes Energy Services Ltd., a Delaware corporation (the “Issuer”), owned by Ascribe III Investments LLC (“Fund III”). Ascribe Opportunities Fund III, L.P (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P (“Opportunities III(B)”) are the sole owners of Fund III. Ascribe Capital LLC (“Ascribe”) is the investment manager of Opportunities III and Opportunities III(B).

[2]

This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 18, 2019, by and among Superior Energy Services, Inc. (“Superior”), New NAM, Inc., a Delaware corporation and newly formed, wholly owned subsidiary of Superior (“NAM”), Spieth Newco, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Forbes (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco (“Fowler Merger Sub”).

CUSIP No. 345143200	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,286,306[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,286,306[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,286,306[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 1,160,831 shares of Common Stock owned by Fund III and 125,475 shares of Common Stock owned by Ascribe II Investments LLC (“Fund II”). Ascribe is the investment manager of Opportunities III and Opportunities III(B), which are the sole owners of Fund III. Ascribe Management LLC (“Ascribe Management”) is the investment manager of Ascribe Opportunities Fund II, L.P. (“Opportunities II”) and Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”), which are the sole owners of Fund II. American Securities LLC (“American Securities”) is the 100% owner of Ascribe and Ascribe Management.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement .

CUSIP No. 345143200	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,160,831[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,160,831[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,831[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 1,160,831 shares of Common Stock owned by Fund III.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,160,831[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,160,831[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,831[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 1,160,831 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund III(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,160,831[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,160,831[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,831[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 1,160,831 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Associates III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,160,831[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,160,831[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,831[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 1,160,831 shares of Common Stock owned by Fund III. Opportunities III and Opportunities III(B) are the sole owners of Fund III. Ascribe Associates III, LLC (“Associates III”) is the general partner of Opportunities III and Opportunities III(B).

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

[1]
Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II. Ascribe Management is the investment manager of Opportunities II and Opportunities II(B).

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe II Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 125,475 shares of Common Stock owned by Fund II.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

[1]	Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Opportunites Fund II(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]	Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II.

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

CUSIP No. 345143200	13D	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ascribe Associates II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,475[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,475[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,475[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Represents 125,475 shares of Common Stock owned by Fund II. Opportunities II and Opportunities II(B) are the sole owners of Fund II. Ascribe Associates II, LLC (“Associates II”) is the general partner of Opportunities II and Opportunities II(B).

[2]	This calculation is based on 5,384,780 shares of Common Stock outstanding, as represented in the Merger Agreement.

This Schedule 13D supersedes the Schedule 13G filed on December 31, 2017 (the “13G”) by the Reporting Persons (as defined below). This Schedule 13D is being filed because the Reporting Persons no longer qualify to file on Schedule 13G. See Item 4 below.
Item 1.	Security and Issuer
This statement on Schedule 13D relates to the Common Stock. The principal executive offices of the Issuer are located at 3000 South Business Highway 281, Alice, Texas 78332.
Item 2.	Identity and Background
(a)
This Schedule 13D is being filed jointly by each of Ascribe, American Securities, Fund III, Opportunities III, Opportunities III(B), Associates III, Ascribe Management, Fund II, Opportunities II, Opportunities III(B) and Associates II (each, a “Reporting Person” and, collectively, the “Reporting Persons”).  Fund III is the record owner of 1,160,831 shares of Common Stock and Fund II is the record owner of 125,475 shares of Common Stock. Ascribe is the investment manager of Opportunities III and Opportunities III(B), which are the sole owners of Fund III. Ascribe Management is the investment manager of Opportunities II and Opportunities II(B), which are the sole owners of Fund II. Associates III is the general partner of Opportunities III and Opportunities III(B). Associates II is the general partner of Opportunities II and Opportunities II(B). American Securities is the 100% owner of Ascribe and Ascribe Management.
Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or for any other purpose, and, except as disclosed herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.
(b)
The address of the principal business of each of the Reporting Persons is 299 Park Avenue, 34th Floor, New York, NY 10171.
(c)
The principal business of each of Ascribe, Fund III, Ascribe Opportunities Fund III, L.P., Ascribe Opportunities Fund III(B), L.P., Ascribe Associates III, LLC, Ascribe Management LLC, Fund II, Ascribe Opportunities Fund, L.P., Ascribe Opportunities Fund II(B), L.P. and Ascribe Associates II, LLC is to invest in the securities of companies that may be stressed or undergoing operational, financial, or other challenges, and in securities trading at a discount to intrinsic value. The principal business of American Securities LLC is to provide investment advisory services to a series of private funds.

(d)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)
Ascribe, Fund III, Associates III LLC, Ascribe Management, Fund II and Associates II are each limited liability companies organized under the laws of the State of Delaware. American Securities LLC is a limited liability company organized under the laws of the State of New York. Opportunities III, Opportunities III(B), L.P., Opportunities II and Opportunities II(B) are each limited partnerships organized under the laws of Delaware.
Item 3.	Source and Amount of Funds or Other Consideration
Between November 21, 2014 and May 10, 2016, Fund II and Fund III purchased an aggregate principal amount of $68.6 million of the Issuer’s 9% senior notes due 2019 (the “Notes”). In connection with the Issuer’s reorganization and emergency from bankruptcy on April 13, 2017, these Notes were exchanged by Issuer for 1,286,306 shares of Common Stock. The Reporting Persons used a portion of the funds under management of Fund II and Fund III to fund these transactions.
Item 4.	Purpose of the Transaction
On December 18, 2019, the Issuer entered into the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, NAM Merger Sub will merge with and into NAM and Forbes Merger Sub will merge with and into Forbes, with each of NAM and Forbes continuing as surviving entities and wholly owned subsidiaries of Holdco (such transactions, the “Merger”).
Simultaneously, and in connection, with the execution of the Merger Agreement, Ascribe, in respect of the shares over which it has beneficial ownership, entered into a voting and support agreement with the Issuer, New NAM, Inc. and Superior (the “Voting and Support Agreement”). On December 30, 2019, the parties to the Voting and Support Agreement and Ascribe Management entered into an amendment and joinder to the Voting and Support Agreement which joined Ascribe Management as a party to the Voting and Support Agreement in respect of the shares over which it has beneficial ownership. Subject to the terms and conditions of the Voting and Support Agreement, Ascribe and Ascribe Management agreed to, among other things, vote all of the Common Stock beneficially owned by the Reporting Persons as of the record date for the Issuer’s stockholder meeting in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. In addition, Ascribe and Ascribe Management agreed not to transfer any of their Common Stock or deposit any such Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Common Stock (except as otherwise provided in the Voting and Support Agreement) until the termination date of the Voting and Support Agreement.

Simultaneously, and in connection, with the execution of the Merger Agreement, Ascribe entered into an exchange and contribution agreement with the Issuer Holdco, and Solace Capital Partners, L.P. (“Solace”) (the “Exchange and Contribution Agreement”).  Subject to the terms and conditions of the Exchange and Contribution Agreement, which include the satisfaction of certain conditions of the Merger Agreement relating to the obtaining of financing, Ascribe has agreed to exchange an amount of the Issuer’s 5.00% Subordinated Convertible PIK Notes due June 30, 2020 under the Indenture by and between Forbes and Wilmington Trust, National Association as Trustee (the “Indenture”) (such notes, the “PIK Notes”) for such number of shares of Common Stock, which will be issued and delivered by the Issuer to Ascribe, that will result in Ascribe and Solace and each of their affiliates holding an aggregate amount of Common Stock representing, after such exchange, 51% of the voting power of the outstanding shares of Common Stock entitled to vote in respect of (i) the adoption of the Merger Agreement and (ii) the approval of an amendment to the certificate of incorporation of the Issuer to increase the authorized shares of Common Stock sufficient to satisfy the obligations of the Issuer under the Indenture upon a conversion of all outstanding PIK Notes in connection with the transactions contemplated by the Merger Agreement and related transaction agreements.
The Reporting Persons disclaim being members of a “group” with Solace and its affiliates, for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder or for any other purpose, and each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by Solace and its affiliates.
The purpose of the transactions contemplated by the Merger Agreement, Voting and Support Agreement, and Exchange and Contribution Agreement is to combine the business of the Issuer with the U.S. oil services business of Superior. The transactions contemplated by the Merger Agreement, Voting and Support Agreement, and Exchange and Contribution Agreement, will, if consummated in accordance with their terms, result in certain or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) an extraordinary corporate transaction of the Issuer, (ii) the cessation of existing directors of the Issuer as directors of the Issuer and changes in management of the Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the cessation of the Issuer’s status as a publicly listed company, and (v) termination of the Issuer’s Common Stock registration under the Act.
The forgoing descriptions of the Voting and Support Agreement and Exchange and Contribution Agreement do not purport to be complete and are qualified in their entirety by reference to the Voting and Support Agreement and Exchange and Contribution Agreement, copies of which are filed as Exhibit 7.1 and Exhibit 7.2 hereto and are hereby incorporated into this Item 4 by reference.
Item 5.	Interest in Securities of the Issuer
(a)
The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 1,286,306. These shares include 1,160,831 shares of Common Stock owned directly by Fund III and 125,475 shares of Common Stock owned directly by Fund II.  There were 5,384,780 shares of Common Stock outstanding as of December 18, 2019, as represented by the Issuer in the Merger Agreement.
(b)
Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,160,831 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock. Opportunities III and Opportunities III(B), as the sole owners of Fund III, beneficially own and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,160,831 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock. Ascribe, as the investment manager to Opportunities III and Opportunities III(B), beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,160,831 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock. Associates III, as the general partner of Opportunities III and III(B), beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,160,831 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock.
Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 2.3% of the outstanding shares of Common Stock. Opportunities II and Opportunities II(B), as the sole owners of Fund II, beneficially own, and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 2.3% of the outstanding shares of Common Stock. Ascribe Management, as the investment manager to Opportunities II and Opportunities II(B), beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 2.3% of the outstanding shares of Common Stock. Associates II, as the general partner to Opportunities II and Opportunities II(B), beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 125,475 shares of Common Stock, representing 2.3% of the outstanding shares of Common Stock.
American Securities, as the sole owner of both Ascribe and Ascribe Management, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,286,306 shares of Common Stock, representing 23.9% of the outstanding shares of Common Stock.
(c)
Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.
(d):
Not Applicable.
(e):
Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.
On March 4, 2019, the Issuer issued $51.8 million aggregate original principal amount PIK Notes, and the Issuer and Wilmington Trust, National Association, as Trustee, entered into the Indenture governing the terms of the PIK Notes. The PIK Notes bear interest at a rate of 5.00% per annum. Interest on the PIK Notes is capitalized to principal semi-annually in arrears on July 1 and January 1 of each year, commencing on July 1, 2019. The PIK Notes are the unsecured general subordinated obligations of the Issuer and are subordinated in right of payment to any existing and future secured or unsecured senior debt of the Issuer. As of the date of this Schedule 13D, Fund III is a holder of approximately $28.0 million principal amount of PIK Notes under the Indenture. Prior to the effective time of the Merger (the “Effective Time”), the Issuer will cause the aggregate principal amount of the PIK Notes outstanding at such time that is not held by Ascribe or Solace to convert into shares of Common Stock in accordance with the Indenture. Subject to the terms of the Exchange and Contribution Agreement, Ascribe will contribute to Holdco all PIK Notes then held by it as of immediately prior to the closing of the Merger in exchange for the number of shares of Holdco common stock provided for in the Exchange and Contribution Agreement (which will result in Ascribe receiving the same number of shares of Holdco common stock that it would have received had such PIK Notes been converted directly into shares of Common Stock in accordance with the Indenture prior to the Effective Time).
Fund II and Fund III are lenders under the Loan and Security Agreement, dated as of April 13, 2017, by and among by and among the Issuer, Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto, as amended by Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement, dated as of November 16, 2018 and Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019 (the “Term Loan Agreement”). Forbes Energy Services LLC is the borrower (the “Borrower”) under the Term Loan Agreement. The Borrower’s obligations have been guaranteed by the Issuer and certain other indirect subsidiaries of the Issuer. The Term Loan Agreement provides for a term loan of $60.0 million and $50.0 million, excluding accrued PIK interest at December 31, 2018 and 2017, respectively, which was fully funded on April 13, 2017. Subject to certain exceptions and permitted encumbrances, the obligations under the Term Loan Agreement are secured by a first priority security interest in substantially all the assets of the Issuer other than cash collateralizing the Issuer’s credit facility with Regions Bank. The Term Loan Agreement has a stated maturity date of April 13, 2021. As of the date of this Schedule 13D, Fund II and Fund III are holders of approximately $15.8 million principal amount under the Term Loan Agreement. Immediately prior to the Effective Time of the Merger, subject to the terms and conditions of the Exchange and Contribution Agreement, the portion of the aggregate principal amount outstanding under the Term Loan Agreement that is held by Ascribe as of the date of the Merger Agreement, together with accrued interest thereon, will be exchanged for new mandatory convertible preferred shares of Holdco that have an aggregate liquidation preference equal to the principal and accrued interest exchanged by Ascribe.
On April 13, 2017, Fund II and Fund III, along with certain other holders of Common Stock, entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, Fund II and Fund III have certain demand, shelf and piggyback registration rights with respect to the Common Stock. This Registration Rights Agreement will be terminated as of the Effective Time and Ascribe will enter into a new stockholders and registration rights agreement with Holdco at such time.
The foregoing descriptions of the Indenture, Term Loan Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Indenture, Term Loan Agreement and Registration Rights Agreement, respectively, complete copies of which are attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 4, 2018, Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017, and Exhibit 10.1 to the Issuer’s Registration Statement on Form 8-A filed with the SEC on April 18, 2017, respectively, and are each incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits:
Exhibit No.	Description
1
Joint Filing Agreement pursuant to Rule 13d-1(k), dated as of December 30, 2019, by and among Ascribe Capital LLC, American Securities LLC, Ascribe III Investments LLC, Ascribe Opportunities Fund III, L.P., Ascribe Opportunities Fund III(B), L.P., Ascribe Associates III, LLC, Ascribe Management LLC, Ascribe II Investments LLC, Ascribe Opportunities Fund II, L.P., Ascribe Opportunities Fund II(B), L.P. and Ascribe Associates II, LLC.

7.1
Voting and Support Agreement, dated as of December 18, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd. and Ascribe Capital LLC, as amended by First Amendment and Joinder to the Voting and Support Agreement, dated as of December 30, 2019, by and among Superior Energy Services, Inc., New NAM, Inc., Forbes Energy Services Ltd., Ascribe Capital LLC and Ascribe Management LLC.

7.2	Exchange and Contribution Agreement, dated as of December 18, 2019, by and among Forbes Energy Services Ltd., Spieth Newco, Inc., Ascribe Capital LLC, and Solace Capital Partners, L.P.
7.3*	Indenture for 5.00% Subordinated Convertible PIK Notes due 2020, dated as of March 4, 2019, by and between Forbes Energy Services Ltd. and Wilmington Trust, National Association.
7.4**
Loan and Security Agreement, dated as of April 13, 2017, by and among Forbes Energy Services Ltd., Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto, as amended by Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement, dated as of November 16, 2018 and Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019.

7.5***	Registration Rights Agreement by and among Forbes Energy Services Ltd. and certain holders identified therein dated as of April 13, 2017.

*  Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2018.
** Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 18, 2017.
*** Incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement filed on Form 8-A filed with the SEC on April 18, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2019

Ascribe Capital LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe III Investments LLC

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III, L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III(B), L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates III, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe Management LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe II Investments LLC

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II, L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II(B), L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates II, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  December 30, 2019

Ascribe Capital LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

American Securities LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe III Investments LLC

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III, L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund III(B), L.P.

By Ascribe Capital LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates III, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Ascribe Management LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe II Investments LLC

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II, L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Opportunities Fund II(B), L.P.

By Ascribe Management LLC, its investment manager

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

Ascribe Associates II, LLC

By American Securities LLC, its managing member

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

EXHIBIT 7.1

VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT, dated as of December 18, 2019 (the “Agreement”), by and among Superior Energy Services, Inc., a Delaware corporation (“NAM Parent”), New NAM, Inc., a Delaware corporation (“NAM”), Forbes Energy Services Ltd., a Delaware corporation (the “Company”), and Ascribe Capital LLC (the “Holder”).
W I T N E S S E T H:
WHEREAS, NAM Parent, NAM, the Company, Spieth Newco, Inc , a Delaware corporation (“Holdco”), Spieth Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“NAM Merger Sub”), and Fowler Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Fowler Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for the mergers as described in Section 1.01 of the Merger Agreement, as a result of which NAM Merger Sub will merge with and into NAM, with NAM surviving such merger as a direct, wholly owned subsidiary of Holdco and Fowler Merger Sub will merge with and into the Company, with the Company surviving such merger as a direct, wholly owned subsidiary of Holdco (collectively, the “Mergers”), all on the terms and subject to the conditions of the Merger Agreement;
WHEREAS, the Holder is the Beneficial Owner (as defined below) of (a) 1,286,306 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and (b) any shares of Company Common Stock that will be issued at any time following the date hereof and prior to or on the record date of the meeting of Fowler’s stockholders to obtain the Fowler Stockholder Approval, pursuant to a conversion of (i) the Fowler Convertible PIK Notes or (ii) the Fowler Term Loan Agreement, and, in each case, held by the Holder (all such shares of Company Common Stock, collectively, the “Shares”);
WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to NAM Parent, NAM and the Company entering into the Merger Agreement, the Holder is entering into this Agreement; and
WHEREAS, each of NAM Parent, NAM and the Company desires that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Shares, and to vote its Shares in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement, and to undertake certain additional obligations in connection with the Mergers.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
GENERAL
1.1 Definitions.  This Agreement is one of the “Voting Agreements” as defined in the Merger Agreement.  Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).  For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.
“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.
“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Shares owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Shares subject to Article III that is less than the amount of Shares subject to Article III as of the date hereof.
ARTICLE II
AGREEMENT TO RETAIN SHARES
2.1 Transfer and Encumbrance of Shares.
(a) From the date hereof until the Termination Date, the Holder shall not, with respect to any Shares Beneficially Owned by the Holder, (i) Transfer any such Shares or (ii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.
(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Shares to one or more Affiliates who (A) is a party to an agreement with NAM Parent and NAM with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to NAM Parent, NAM and the Company prior to the consummation of such transfer or (ii) Transfer Shares with the prior written consent of each of NAM Parent, NAM and the Company.
(c) Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Holder or any Shares by the Holder to an Affiliate of the Holder; provided, that a Transfer described in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to each of NAM Parent, and NAM, to be bound by all of the terms of this Agreement.
2.2 Additional Purchases; Adjustments.  The Holder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares as of the date hereof, and the Holder shall promptly notify the Company of the existence of any such after acquired Shares.  In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities.
2.3 Unpermitted Transfers; Involuntary Transfers.  Any Transfer or attempted Transfer of any Shares in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio.  In furtherance of the foregoing, the Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares, subject to the provisions hereof and provided that any such stop transfer order will immediately be withdrawn and terminated by the Company following the termination of this Agreement.  If any involuntary Transfer of any of the Holder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.
ARTICLE III
AGREEMENT TO VOTE
3.1 Agreement to Vote.  Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum and vote, or cause to be voted at such meeting, and consent to any written consent of the stockholders of the Company, all Shares:
(a) in favor of adoption of the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers (the “Transaction Matters”); and
(b) against (A) any agreement, transaction or proposal that relates to a Fowler Takeover Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (B) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (C) any action or agreement that would reasonably be expected to result in (1) any condition to the consummation of the Mergers set forth in Article X of the Merger Agreement not being fulfilled or (2) any change to the voting rights of any class of shares of capital stock of the Company (including any amendments to the Company’s Organizational Documents); and (D) any other action that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement.  Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3.1 shall be null and void ab initio.  If the Holder is the Beneficial Owner, but not the holder of record, of any Shares, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Shares in accordance with this Section 3.1.
Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Shares to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration, extends the Termination Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect, and the Holder shall not be obligated to vote in favor of the adoption of the Merger Agreement if it is amended in any such respect.  Notwithstanding anything to the contrary in this Agreement, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Shares with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company.
3.2 Change in Company Recommendation.  Notwithstanding anything to the contrary herein, in the event that the Board of the Directors of the Company (the “Company Board”) makes a Fowler Adverse Recommendation Change in accordance with Section 7.02 of the Merger Agreement (the “Trigger Event”), the obligations of the Holder under Section 3.1 above shall be modified such that the number of Shares voted by the Holder in accordance with Section 3.1 above that the Holder must vote as set forth in Section 3.1(a) and Section 3.1(b) shall be equal to (rounded up to the nearest whole share):
(a) The number of Shares that would represent as of the time of the Trigger Event 17.5 percent of the aggregate voting power of the outstanding shares of Company Common Stock entitled to vote thereon.
3.3 Proxy.  The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, NAM Parent and any person designated in writing by NAM Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Shares as indicated in Section 3.1 above.  The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares (and the Holder hereby represents that any such proxy is revocable).  The proxy granted by the Holder shall be automatically revoked upon the occurrence of the Termination Date and NAM Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.
ARTICLE IV
ADDITIONAL AGREEMENTS
4.1 Waiver of Appraisal Rights; Litigation.  To the fullest extent permitted by law, the Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL) relating to the Mergers (on the terms set forth in the Merger Agreement) that the Holder may have by virtue of the ownership of any Shares.  The Holder further agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against NAM Parent, NAM, Holdco or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.  For purposes of this Section 4.1, “Merger Agreement” shall mean the Merger Agreement as of the date hereof and any amendments thereto in respect of which the Holder has not terminated this Agreement pursuant to Section 8.5.
4.2 Further Assurances.  The Holder agrees that from and after the date hereof and until the Termination Date, the Holder shall take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF HOLDER
5.1 Representations and Warranties.  The Holder hereby represents and warrants as follows:
(a) Ownership.  The Holder has, with respect to the Shares, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Shares.  The Shares constitute all of the shares of Company Common Stock owned of record or Beneficially Owned by the Holder as of the date hereof.  Other than this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any Person any of the Shares and (ii) other than the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.
(b) Organization; Authority.  The Holder is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation.  The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by NAM Parent and NAM) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at Applicable Law), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.
(c) No Violation.  The execution, delivery and performance by the Holder of this Agreement will not (i) violate any order, judgment or decree applicable to the Holder or any of its Affiliates or (ii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its limited liability company agreement, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.
(d) Consents and Approvals.  The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder will not, require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Person or governmental or regulatory authority, except such filings and authorizations as may be required under the Exchange Act.
(e) Absence of Litigation.  To the knowledge of the Holder, as of the date hereof, there is no proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Merger, on a timely basis.
(f) Absence of Other Voting Agreements.  Other than pursuant to Permitted Liens, none of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement.  None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
6.1 Representations and Warranties.  The Company hereby represents and warrants that it is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.  The Company has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by NAM Parent and NAM) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at Applicable Law), and no other action is necessary to authorize the execution and delivery by the Company or the performance of the Company’s obligations hereunder.
ARTICLE VII
TAX MATTERS
7.1 Tax Representations and Warranties.  The Holder hereby represents and warrants that neither the Holder nor any of its Affiliates is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.
7.2 Tax Covenants.
(a) Neither the Holder nor any of its Affiliates shall take actions, cause actions to be taken or fail to take actions, as a result of which (i) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of NAM Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the NAM Merger except for gain that is recognized for U.S. federal income tax purposes upon (x) the receipt of cash in lieu of a fractional share of Holdco Common Stock or (y) the receipt of the Holdco Bonds; or (ii) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of Fowler Common Stock to Holdco in exchange for Holdco Class A Common Stock pursuant to the Fowler Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Class A Common Stock.
(b) Notwithstanding anything herein to the contrary, the Holder shall not (and the Holder shall cause its Affiliates not to) take, or omit to take, any action (taking into account any obligations of the parties under the Stockholders and Registration Rights Agreement) that could reasonably be expected to prevent or impede the Intended Tax Treatment.  Both prior to and following the Effective Time, the Holder shall use its reasonable best efforts, and shall cause its Affiliates to use their reasonable best efforts, to take or cause to be taken any action necessary for the Intended Tax Treatment to apply, including by reasonably refraining from any action that such party knows, or could reasonably be expected to know, is reasonably likely to prevent or impede the Intended Tax Treatment.
(c) The Holder shall use its reasonable best efforts to deliver to Fowler Tax Counsel and NAM Tax Counsel tax representation letters in substantially the form set forth in Exhibit 8.02(b)(ii) of the Merger Agreement (i) dated and executed as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by such counsel in connection with the filing of the Form S-4 or its exhibits, and (ii) dated and executed as of the dates of the opinions described in Section 8.02(b) and Section 8.03(b) of the Merger Agreement.
(d) The Holder shall report the Mergers, the Fowler Term Loan Contribution and the Fowler PIK Contribution in accordance with the Intended Tax Treatment and shall not take any inconsistent position on any Return, in any audit or administrative or court proceeding, or otherwise, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
ARTICLE VIII
MISCELLANEOUS
8.1 No Solicitation.  The Holder shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any Representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, take any of the actions listed in clauses (i) and (ii) of Section 7.02(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof).  The Holder shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Fowler Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished.  In addition, the Holder agrees to be subject to Section 7.02(c) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if the Holder were “Fowler” thereunder.  Notwithstanding the foregoing, to the extent the Company complies with its obligations under Section 7.02 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Fowler Takeover Proposal, Holder and/or any of its Representatives may engage in discussions or negotiations with such Person to the extent that the Company can take such actions under Section 7.02 of the Merger Agreement.
8.2 Non-Recourse.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.
8.3 No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in NAM Parent or NAM any direct or indirect ownership or incidence of ownership of or with respect to the Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Holder, and neither NAM Parent nor NAM shall have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Holder in the voting or disposition of any Shares, except as otherwise expressly provided herein.
8.4 Disclosure.  The Holder consents to and authorizes the publication and disclosure by the Company, NAM Parent and NAM of the Holder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including Proxy Statement/Prospectus, as applicable, and any other disclosure document required under Applicable law in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement or this Agreement.
8.5 Termination.  This Agreement shall terminate at the earlier of (a) the date the Merger Agreement is validly terminated in accordance with its terms, (b) the Effective Time or (c) the provision of written notice by Holder within 10 business days of any amendment to the Merger Agreement in a manner such that the Holder would not be required to vote in favor of the adoption of the Merger Agreement pursuant to Section 3.1 (such date, the “Termination Date”).  Neither the provisions of this Section 8.5 nor the termination of this Agreement shall relieve (i) any party hereto from any liability of such party to any other party incurred prior to such termination or (ii) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement.  Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.
8.6 Amendment.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holder, NAM Parent, NAM, and the Company.
8.7 Reliance.  The Holder understands and acknowledges that NAM Parent, NAM and the Company are entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.
8.8 Extension.  At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
8.9 Expenses.  All documented out-of-pocket fees and expenses incurred by the Holder in connection with this Agreement, the Merger Agreement and the Stockholders and Registration Rights Agreement and the transactions contemplated hereby and thereby shall be paid by the Company, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, whether or not the Mergers are consummated.
8.10 Notices.  All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is received; provided, that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt); or (d) if transmitted by national overnight courier, in each case as addressed as follows:
if to the Holder, to:
Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171
Attention:	Lawrence First
E-mail:	lfirst@ascribecap.com

With a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
Attention:	Brian E. Hamilton
E-mail:	hamiltonb@sullcrom.com

if to NAM Parent or NAM, to:
Superior Energy Services, Inc. 1001 Louisiana Street, Suite 2900 Houston, Texas 77002
Attn:	William B. Masters, General Counsel
E-mail:	Bill.Masters@superiorenergy.com

With a copy (which shall not constitute notice) to:
Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002
Attn:	Ryan Maierson and John Greer
E-mail:	Ryan.Maierson@lw.com; John.Greer@lw.com

if to the Company to:
Forbes Energy Services Ltd. 3000 South Business Highway 281 Alice, Texas 78332
Attention:	John E. Crisp
E-mail:	jecrisp@forbesenergyservices.com

With a copy (which shall not constitute notice) to:
Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004
Attention:	Warren de Wied
E-mail:	Warren.de.Wied@friedfrank.com

8.11 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.
8.12 Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  References to “the date hereof” shall mean the date of this Agreement.  As used in this Agreement, the “knowledge” of the Holder means the actual knowledge of any officer of Holder after due inquiry.  As used herein, (a) the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or other entity of any kind or nature and (b) an “Affiliate” mean with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, (i) neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Holder; (ii) any member of the Holder shall be deemed an Affiliate of the Holder; (iii) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor; and (iv) an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.
8.13 Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.
8.14 Entire Agreement.  This Agreement and the other Voting Agreements, the Confidentiality Agreements, the Merger Agreement (including the exhibits and schedules thereto), the Stockholders and Registration Rights Agreement and any other documents delivered by the parties in connection with the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.
8.15 Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.
8.16 Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.  Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
8.17 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.
8.18 Waiver.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.
8.19 Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
8.20 Consent to Jurisdiction and Venue.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.
8.21 Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westervelt T. Ballard, Jr.
	Name:	Westervelt T. Ballard, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

NEW NAM, INC.

By:	/s/ Jennifer Phan
	Name:	Jennifer Phan
	Title:	Secretary

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
	Name:	John E. Crisp
	Title:	Chief Executive Officer

HOLDER:

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

[Signature Page to the Voting and Support Agreement]

FIRST AMENDMENT AND JOINDER TO VOTING AND SUPPORT AGREEMENT

This First Amendment (this “Amendment and Joinder”) is made and entered into as of December 30, 2019, by and among Superior Energy Services, Inc., a Delaware corporation (“NAM Parent”), New NAM, Inc., a Delaware corporation (“NAM”), Forbes Energy Services Ltd., a Delaware corporation (the “Company”), Ascribe Capital LLC (“Ascribe Capital”) and Ascribe Management LLC (“Ascribe Management” and together with NAM Parent, NAM, the Company and Ascribe Capital, the “Parties”) and amends the Voting and Support Agreement, dated as of December 18, 2019 (the “Voting and Support Agreement”), by and among NAM Parent, NAM, the Company and Ascribe Capital and joins Ascribe Management as a party thereto.  Capitalized terms not otherwise defined in this Amendment and Joinder shall have the respective meanings set forth in the Voting and Support Agreement.

WHEREAS, NAM Parent, NAM, the Company and Ascribe Capital entered into the Voting and Support Agreement in connection with the Agreement and Plan of Merger, dated as of December 18, 2019, by and among NAM Parent, NAM, the Company, Spieth Newco, Inc., Spieth Merger Sub, Inc. and Fowler Merger Sub, Inc.; and

WHEREAS, the Parties desire to enter into this Amendment and Joinder solely to clarify and amend the definition of “Holder” as used in the Voting and Support Agreement and join Ascribe Management as a party hereto;

NOW, THEREFORE, in consideration of the foregoing, the Parties, each intending to be legally bound, hereby agree as follows:

1.	Definition of Holder.

(a) The words “Ascribe Capital LLC (the “Holder”)” on line 4 of the Voting and Support Agreement shall be hereby amended and restated to read as follows:

 “Ascribe Capital LLC and Ascribe Management LLC (together, the “Holder”)”.

2. Joinder.  Ascribe Management hereby agrees that upon the execution of this Amendment and Joinder, it shall become a party to the Voting and Support Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Voting and Support Agreement as though an original party thereto and shall be deemed to be, together with Ascribe Capital, the “Holder” for all purposes thereof.

3. Counterparts.  This Voting and Support Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

4. Full Force and Effect.  Except as specifically amended hereby, the Parties hereby acknowledge and agree that all of the terms and provisions set forth in the Voting and Support Agreement remain in full force and effect in all respects.

5. Governing Law. This Amendment and Joinder and the rights and obligations of the Parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Amendment and Joinder to be executed in counterparts, all as of the day and year first written above.
SUPERIOR ENERGY SERVICES, INC.

By:	/s/ Westy Ballard
	Name:	Westy Ballard
	Title:	CFO

NEW NAM, INC.

By:	/s/ Jennifer N. Phan
	Name:	Jennifer Phan
	Title:	Secretary

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
	Name:	John E. Crisp
	Title:	Chief Executive Officer

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director and CIO

ASCRIBE MANAGEMENT LLC

By:	/s/ Lawrence A. First
	Name:	Lawrence First
	Title:	Managing Director and CIO

[Signature Page to Amendment and Joinder to Voting and Support Agreement]

EXHIBIT 7.2

EXCHANGE AND CONTRIBUTION AGREEMENT
THIS EXCHANGE AND CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of December 18, 2019, by and among: (i) Forbes Energy Services Ltd., a Delaware corporation (“Fowler”); (ii) Spieth Newco, Inc., a Delaware corporation (“Holdco”); (iii) Ascribe Capital LLC, a Delaware limited liability company (“Ascribe”); and (iv) Solace Capital Partners, L.P., a Delaware limited liability company (“Solace” and together with Ascribe, the “Investors”).  Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Merger Agreement (as defined below).
WHEREAS, pursuant to that certain Agreement and Plan of Merger (as it may be amended or modified from time to time in accordance with its terms, the “Merger Agreement”), entered into as of the date hereof, by and among (i) Superior Energy Services, Inc., a Delaware corporation (“Spieth”); (ii) New NAM, Inc., a Delaware corporation (“NAM”); (iii) Fowler; (iv) Holdco; (v) Spieth Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“NAM Merger Sub”); and (vi) Fowler Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Fowler Merger Sub”), Fowler Merger Sub shall be merged with and into Fowler and the separate corporate existence of Fowler Merger Sub will cease, NAM Merger Sub shall be merged with and into NAM and the separate corporate existence of NAM Merger Sub will cease, and Fowler and NAM will continue as the surviving entities of the Mergers and shall become wholly owned subsidiaries of Holdco;
WHEREAS, on March 4, 2019, Fowler issued $51,767,900 aggregate principal amount of 5.00% Subordinated Convertible PIK Notes due June 30, 2020 under the Indenture by and between Fowler and Wilmington Trust, National Association as Trustee (the “Fowler PIK Notes”);
WHEREAS, Fowler and its Affiliates have outstanding indebtedness pursuant to the Loan and Security Agreement, dated as of April 13, 2017, by and among Fowler, Forbes Energy Services LLC, Forbes Energy International, LLC, TX Energy Services, LLC, C.C. Forbes, LLC, Cretic Energy Services, LLC, Wilmington Trust, National Association and the lenders from time to time thereto, as amended by Amendment No. 1 to Loan and Security Agreement and Pledge and Security Agreement, dated as of November 16, 2018 and Amendment No. 2 to Loan and Security Agreement, dated as of May 28, 2019 (the “Fowler Term Loan”);
WHEREAS, as of the date hereof, Ascribe and its Affiliates hold 1,286,306 shares of Fowler Common Stock, $27,971,608.00 principal amount (plus accrued interest since July 1, 2019) of the Fowler PIK Notes and $15,765,661.22 (plus accrued interest since September 30, 2019) under the Fowler Term Loan and Solace and its Affiliates hold 947,268 shares of Fowler Common Stock, $20,607,152.76 principal amount (plus accrued interest since July 1, 2019) of the Fowler PIK Notes and $14,551,890.98 (plus accrued interest since September 30, 2019) under the Fowler Term Loan;
WHEREAS, subject to the terms and conditions of this Agreement, each Investor and Fowler desire to exchange an equal amount of Fowler PIK Notes (including all accrued interest thereon) then held by (i) Ascribe and its Affiliates and (ii) Solace and its Affiliates (such notes together, the “Exchange Notes”) for such number of shares of Fowler Common Stock, which will be issued and delivered by Fowler to the Investors, that will result in the Investors and their Affiliates holding an aggregate amount of Fowler Common Stock representing, after such exchange, 51% of the voting power of the outstanding shares of Fowler Common Stock entitled to vote in respect of the matters set forth in Section 7.04 of the Merger Agreement (the “Exchange Shares”), with the Exchange Shares valued at the Fowler Reference Price (as defined below), and such exchange being effective after the satisfaction of the closing conditions set forth in Sections 8.01(e) and 8.01(f) of the Merger Agreement and at least three (3) Business Days prior to the Fowler Record Date (the “PIK Exchange Time”) (such exchange, the “Fowler PIK Exchange”);
WHEREAS, subject to the terms and conditions of this Agreement, each Investor desires to contribute to Holdco all Fowler PIK Notes (including all accrued interest thereon) then held by it as of immediately prior to the Closing (such notes together, the “Contribution Notes”), and Holdco, in consideration for the contribution of such Contribution Notes, desires to issue to the Investors the applicable number of shares of Holdco Class A Common Stock at the Holdco Reference Price (as defined below) (such shares together, the “Contribution Shares”), with such contribution and issuance being effective immediately prior to the Effective Time (such contribution, the “Fowler PIK Contribution”);
WHEREAS, subject to the terms and conditions of this Agreement, each Investor desires to contribute to Holdco all amounts owed to it pursuant to the Fowler Term Loan as of immediately prior to the Closing (such amounts together, the “Term Loan Amounts”) and Holdco, in consideration for the contribution of such Term Loan Amounts, desires to issue to the Investors the applicable number of shares of Holdco mandatory convertible preferred shares having the terms set forth on Annex A (such shares together, the “Mandatory Convertible Preferred Shares”), with such contribution and issuance being effective immediately prior to the Effective Time (such contribution, the “Fowler Term Loan Contribution”); and
WHEREAS, the parties to this Agreement intend that the Intended Tax Treatment (as defined in Recital E of the Merger Agreement) will apply.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Exchange and Contribution Transactions.
(a) Subject to the terms and conditions of this Agreement and the satisfaction of the conditions set forth in Sections 8.01(e) and 8.01(f) of the Merger Agreement, each Investor (on behalf of itself and its Affiliates) and Fowler agree to the exchange of the Exchange Notes, free and clear of all Liens, with the Exchange Shares valued at the Fowler Reference Price, such that each Investor and its Affiliates (in such allocations as specified by each Investor) receive one half of the Exchange Shares, with such exchange, and the cancellation and forgiveness of all indebtedness under such Exchange Notes being effective at the PIK Exchange Time.  The “Fowler Reference Price” shall be $0.13365 per share.
(b) Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the conditions set forth in Section 8.01 of the Merger Agreement, each Investor agrees (on behalf of itself and its Affiliates) to contribute the Contribution Notes free and clear of all Liens, to Holdco and Holdco agrees to issue the Contribution Shares at the Holdco Reference Price to each Investor and its Affiliates (in such allocations as specified by each Investor) pro rata to the value of the Contribution Notes contributed by such Investor and its Affiliates (in such allocations as specified by each Investor), with such contribution of all indebtedness under such Contribution Notes and issuance being effective immediately prior to the Effective Time.  The “Holdco Reference Price” shall be $30.5327 per share, subject to any adjustments required to reflect any changes to the Fowler Exchange Ratio prior to the Closing.  Notwithstanding the foregoing, if the Fowler Exchange Ratio at Closing is different from the Fowler Exchange Ratio at the PIK Exchange Time, the number of Contribution Shares to be issued under this Section 1(b) shall be reduced or increased such that the number of shares of Holdco Class A Common Stock that each Investor and its Affiliates hold immediately following the Closing is the same as what it would have held if the Fowler PIK Exchange had been made applying the Fowler Exchange Ratio in effect as of the Closing.
(c) Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the conditions set forth in Section 8.01 of the Merger Agreement, each Investor agrees (on behalf of itself and its Affiliates) to contribute the Term Loan Amount to Holdco and Holdco agrees to issue to each Investor and its Affiliates (in such allocations as specified by each Investor) such number of Mandatory Convertible Preferred Shares having an aggregate liquidation preference equal to each Investor’s Term Loan Amount, with such contribution and issuance relating to the Term Loan Amount being effective immediately prior to the Effective Time.
2. Meeting of Fowler Stockholders.
(a) Notwithstanding anything to the contrary in the Merger Agreement, Fowler shall not fix a Record Date that occurs less than three (3) business days following the satisfaction or, solely with the prior written consent of both Investors, waiver by Fowler, of each of the closing conditions set forth in Sections 8.01(e) and 8.01(f) of the Merger Agreement.
3. Representations and Warranties of the Investors.  Each Investor represents and warrants severally, and not jointly, to Fowler and Holdco that:
(a) It or its Affiliates (i) is the sole record and beneficial owner of such Investor’s Exchange Notes and (ii) has good and valid title to such Investor’s Exchange Notes, free and clear of any Liens.  Upon delivery of the Exchange Notes by such Investor as contemplated by Section 1, such Investor will transfer to Fowler good and valid title to such Investor’s Exchange Notes, free and clear of any Liens.
(b) It or its Affiliates (i) is the sole record and beneficial owner of such Investor’s Contribution Notes free and clear of any Liens and (ii) is the registered holder of indebtedness to such Investor’s Term Loan Amounts.  Upon delivery of the Contribution Notes as contemplated by Section 1(b), such Investor will transfer to Holdco good and valid title to such Investor’s Contribution Notes, free and clear of any Liens.
(c) (i) The execution, delivery and performance by such Investor of this Agreement will not (i) violate any order, judgment or decree applicable to such Investor or any of its Affiliates or (ii) conflict with, or result in a breach or default under, any agreement or instrument to which such Investor or any of its Affiliates is a party or any term or condition of its limited liability company agreement, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Investor’s ability to satisfy its obligations hereunder.
(d) Such Investor is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation.  Such Investor has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by such Investor and (assuming due authorization, execution and delivery by Fowler, Holdco and such other Investor) constitutes a valid and binding agreement of such Investor, enforceable against such Investor in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at Applicable Law), and no other action is necessary to authorize the execution and delivery by such Investor or the performance of such Investor’s obligations hereunder.
4. Representations and Warranties of Fowler.  Fowler represents and warrants to each Investor that:
(a) The Exchange Shares will have been duly authorized prior to the PIK Exchange Time and, when so issued, will have been validly issued, fully-paid, free and clear of any and all Encumbrances.
(b) The execution, delivery and performance by Fowler of this Agreement will not (i) violate any order, judgment or decree applicable to Fowler or any of its Affiliates or (ii) conflict with, or result in a breach or default under, any agreement or instrument to which Fowler or any of its Affiliates is a party or any term or condition of its Organizational Documents, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on Fowler’s ability to satisfy its obligations hereunder.
(c) Fowler is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Fowler has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by Fowler and (assuming due authorization, execution and delivery by Holdco and the Investors) constitutes a valid and binding agreement of Fowler, enforceable against Fowler in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at Applicable Law), and no other action is necessary to authorize the execution and delivery by Fowler or the performance of Fowler’s obligations hereunder.
5. Representations and Warranties of Holdco.  Holdco represents and warrants to each Investor that:
(a) The Contribution Shares and the Mandatory Convertible Preferred Shares will have been duly authorized prior to the Contribution Time and, when so issued, will have been validly issued, fully-paid, free and clear of any and all Encumbrances.
(b) The execution, delivery and performance by Holdco of this Agreement will not (i) violate any order, judgment or decree applicable to Holdco or any of its Affiliates or (ii) conflict with, or result in a breach or default under, any agreement or instrument to which Holdco or any of its Affiliates is a party or any term or condition of its Organizational Documents, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on Holdco’s ability to satisfy its obligations hereunder.
(c) Holdco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Holdco has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by Holdco and (assuming due authorization, execution and delivery by Fowler and the Investors) constitutes a valid and binding agreement of Holdco, enforceable against Holdco in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer  and other Applicable Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a proceeding in equity or at Applicable Law), and no other action is necessary to authorize the execution and delivery by Holdco or the performance of Holdco’s obligations hereunder.
6. Termination of Agreement.  This Agreement shall terminate at the earlier of (a) the date the Merger Agreement is validly terminated in accordance with its terms or (b) the Effective Time.  The termination of this Agreement shall not relieve (i) any party hereto from any liability of such party to any other party incurred prior to such termination or (ii) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement.
7. Notices.  Any notice provided for in this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date delivered or sent if being delivered by hand or sent by email (providing confirmation of receipt), (b) five (5) Business Days after being mailed certified return receipt requested with postage paid, (c) one (1) Business Day after being couriered by overnight receipted courier service or (d) on the date of rejection or refusal of any attempted delivery by one of the preceding methods (or such other address as it may from time to time designate in writing).  Any notice provided pursuant to this Section 7 shall be delivered at the addresses below.
Notices to Fowler or Holdco:

Forbes Energy Services Ltd. 3000 South Business Highway 281 Alice, Texas 78332
Attention:	John E. Crisp
E-mail:	jecrisp@forbesenergyservices.com

With a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004
Attention:	Warren de Wied
E-mail:	Warren.de.Wied@friedfrank.com
Notices to Ascribe:
Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171
Attention:	Lawrence First
E-mail:	lfirst@ascribecap.com

With a copy to:
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
Attention:	Brian E. Hamilton
E-mail:	hamiltonb@sullcrom.com

Notices to Solace:
Solace Capital Partners, L.P. 11111 Santa Monica Boulevard, Suite 1275 Los Angeles, CA 90025
Attention:	Xavier Corzo
E-mail:	XCorzo@solacecap.com

With a copy to:
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
Attention:	Brian E. Hamilton
E-mail:	hamiltonb@sullcrom.com

Notices shall be deemed to have been given hereunder when so delivered or mailed.
8. Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.
9. Entire Agreement.  This Agreement, the Merger Agreement (including the exhibits and schedules thereto), the Stockholders and Registration Rights Agreement, the Voting Agreements and any other documents delivered by the parties in connection with the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.
10. Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.
11. Assignment; Binding Effect; Benefit.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
12. Third Party Beneficiaries.  Spieth and NAM are third party beneficiaries of this Agreement, subject to the limitations set forth in Section 13. Fowler, Holdco, Ascribe and Solace acknowledge that each of Spieth and NAM has specifically relied on this Agreement in determining to enter into the Merger Agreement. This Agreement may only be enforced against Fowler, Holdco, Ascribe and Solace by Spieth or NAM pursuant to Section 13, and for no other purpose.
13. Enforcement or Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, the parties acknowledge and agree that Spieth and NAM shall be entitled to specific performance of the parties obligations pursuant to this Agreement, and in connection with such specific performance, Spieth and NAM shall not be obligated to establish proof of actual damages or irreparable harm or be obligated to secure or post any bond in connection with such equitable relief.
14. Waiver.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.  The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.
15. Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
16. Consent to Jurisdiction and Venue.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.
17. Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
18. Recitals. The recitals to this Agreements are an integral part of this Agreement and shall be deemed to be a part of the text of this Agreement as if fully set forth herein.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Exchange and Contribution Agreement as of the date first written above.
FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
	Name:	John E. Crisp
	Title:	Chief Executive Officer

SPIETH NEWCO, INC.

By:	/s/ John E. Crisp
	Name:	John E. Crisp
	Title:	President

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

SOLACE CAPITAL PARTNERS, L.P.

By:	/s/ Brett Wyard
	Name:	Brett Wyard
	Title:	Authorized Signatory

[Signature Page to Exchange and Contribution Agreement]

ANNEX A
Mandatory Convertible Preferred Shares Term Sheet